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                                                                   Exhibit 99.34

                                                               November 15, 2003


                             Restructuring Proposal

1. Hollinger International Inc. (the "Company") will immediately give notice of intent to terminate the Ravelston Management Agreement effective June 1, 2004.

2. The Company and Ravelston will negotiate a new Management Fee applicable to the period January 1, 2004 through June 1, 2004. The new Fee will be reduced from the 2003 Fee in respect of, among other things, the personnel and other changes contemplated by this Restructuring Proposal. The Company may elect to prepay all or a portion of the Management Fee for the period January 1 to June 1, 2004, provided that the Company receives appropriate security ensuring repayment of such prepaid amounts in the event the services related to such Fee are not provided.

3. The investigation presently being conducted by the Special Committee will continue and will not be affected by the restructuring described herein.

4. As used in this Restructuring Proposal, the term "Payments" shall mean the aggregate US$16,550,000 paid to Hollinger Inc. ("HLG"), the aggregate US$7,197,500 paid to each of Messrs. Black and Radler, and the aggregate US$602,500 paid to each of Messrs. Atkinson and Boultbee from 1999 to 2001. The payments were not properly authorized on behalf of the Company. The Payments received by HLG and Messrs. Black, Radler, Atkinson and Boultbee will be repaid to the Company by each such recipient in full, with interest calculated from the date of receipt of the payment to the date of repayment at the applicable Federal rate of interest in effect on the date of the receipt of the Payment. Each of Messrs. Black, Radler, Atkinson and Boultbee will make an initial, partial repayment on or before December 31, 2003 in an amount of not less than ten percent (10%) of the total amount of the Payments received by each of them, plus interest. The balance will be evidenced by a promissory note and will be repaid on or before the earlier of a Liquidity Event (as defined below) or June 1, 2004. The Special Committee and the Audit Committee will entertain proposals from HLG with respect to the schedule of repayment by HLG of the Payments it has received, provided that repayment in full is received on or before the earlier of a Liquidity Event and June 1, 2004. As used herein, the term "Liquidity Event" means (i) in the case of HLG, the consummation by the Company of a transaction (or series of related transactions) that result in HLG realizing net proceeds of at least US$50,000,000; (ii) in the case of Messrs. Black and Radler, the consummation by the Company of a transaction (or series of related transactions) that result in either of them realizing net proceeds of at least US$5,000,000; and (iii) in the case of Messrs. Atkinson and Boultbee, the consummation by the
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      Company of a transaction (or series of related transactions) that result in either of them realizing net proceeds of at least US$400,000.

5. Appropriate disclosure will be made by the Company to correct prior public disclosures by the Company that were incomplete or inaccurate. Such corrective disclosure will be subject to comment by Lord Black and the Audit and Special Committees, but will be subject to final approval solely by the Audit and Special Committees.

6. The full Board of Directors will engage Lazard as financial advisor to pursue a range of alternative strategic transactions ("Strategic Process"). The Chairman of the Company will devote his principal time and energy to pursuing the Strategic Process with the advice and consent of the Executive Committee and overall control by the Board. Lazard will be directed to give regular reports of progress and developments in the Strategic Process to Lord Black and Gordon Paris; in addition, Lazard will be directed to give periodic reports to the Company's Executive Committee or upon request of the Executive Committee.

7. During the pendency of the Strategic Process, in his capacity as the majority stockholder of HLG, Lord Black will not support a transaction involving ownership interests in HLG if such transaction would negatively affect the Company's ability to consummate a transaction resulting from the Strategic Process unless the HLG transaction is necessary to enable HLG to avoid a material default or involvency. In any such event, Lord Black shall give the Company as much advance notice as reasonably possible of any such proposed HLG transaction.

8.    The following changes will be implemented:

            A. F. David Radler will resign in writing all positions he holds with the Company or its affiliates or subsidiaries, including his positions as an officer and director of the Company, and as the Publisher of the Chicago Sun-Times, effective immediately.

            B. Jack Boultbee will resign in writing as an officer of the Company, effective immediately.

            C. Peter Atkinson will resign in writing as director of the Company, effective immediately. Atkinson's continued involvement with the Company will be directed at assisting with the Strategic Process and assisting the Special Committee.

            D. Mark Kipnis will resign in writing as an officer and employee of the Company.


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            E.    Lord Black will retire in writing as the CEO of the Company, but will retain the position of Chairman to pursue the Strategic Process. He will continue as Chairman of the Telegraph Group.

            F. Gordon Paris will be appointed as interim President and CEO of the Company. Paris will maintain his existing role as a Managing Director at Berenson & Company. In his capacity as interim President and CEO, Paris will have the authority to hire or retain such resources as he reasonably believes necessary to support his role as interim President and CEO.

            G. Daniel Colson will be appointed Chief Operating Officer of the Company.

            H. The Executive Committee of the Company will be reconstituted to include the following persons:

                        1.    Raymond Seitz, Chair

                        2.    Lord Black

                        3.    Richard Burt

                        4.    Graham Savage

                        5.    Governor James R. Thompson

            I. The interim CEO and the Chairman will jointly develop a proposal to the Board regarding the appropriate policy for ownership, lease and use of corporate aircraft, which shall be restricted solely to business purposes.

Accepted and agreed:


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James R. Thompson
Chairman
Audit Committee


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Gordon Paris
Chairman
Special Committee

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Lord Black


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